Amendment

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 1 2010
DIVISION OF MARKET REGULATION

SEC[illegible]  [illegible]ISSION

10030690

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 39085

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ________ (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rice Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Briggs + Veselka Co.

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



To the Member
Rice Securities, LLC (formerly Apex Securities, Inc.) and Subsidiaries
dba Rice Financial Products Company

Independent Accountants' Report on Applying
Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2009, which were agreed to by Rice Securities, LLC (formerly Apex Securities, Inc.) and Subsidiaries dba Rice Financial Products Company and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and FINRA, solely to assist you and the other specified parties in evaluating Rice Securities, LLC (formerly Apex Securities, Inc.) and Subsidiaries dba Rice Financial Products Company compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Rice Securities, LLC (formerly Apex Securities, Inc.) and Subsidiaries dba Rice Financial Products Company management is responsible for the Rice Securities, LLC (formerly Apex Securities, Inc.) and Subsidiaries dba Rice Financial Products Company compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries and check copy noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009 noting no differences.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers by agreeing the revenue on Form SIPC-7T to Focus report revenue and traced the SIPC payment to the check copy and noting no adjustments or differences.

HOUSTON OFFICE 713.667.9147 Tel. ▪ 713.667.1697 Fax
6575 West Loop South, Suite 700 ▪ Bellaire, Texas 77401 ▪ www.bvccpa.com



To the Member
Rice Securities, LLC (formerly Apex Securities, Inc.) and Subsidiaries
dba Rice Financial Products Company
Re: Independent Accountants' Report on Applying
Agreed-Upon Procedures Related to an Entity's
SIPC Assessment Reconciliation

5. Compared the amount paid noting no overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Briggs & Veselka Co.
A Professional Corporation
Certified Public Accountants

February 25, 2010